

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 13, 2016

Via E-mail
Mr. Jeffrey H. Foster
Executive Vice President and Chief Executive Officer
DuPont Fabros Technology, Inc.
DuPont Fabros Technology, L.P.
1212 New York Avenue, NW,
Suite 900
Washington, D.C. 2005

>   **Re: DuPont Fabros Technology, Inc.**
>   **File No. 001-33748**
>   **DuPont Fabros Technology, L.P.**
>   **File No. 333-165465-17**
>   **Form 10-K for the fiscal year ended December 31, 2015**
>   **Filed February 19, 2016**

Dear Mr. Foster:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Note 2 – Significant Accounting Policies

Property, page 77

1.   We note your disclosure on page 47 which indicates that cash base and GAAP base rents will be 41.4% and 12.6% lower, respectively, than the rents under the Yahoo! lease at your ACC2 facility. We similarly note that the cash and GAAP base rents under new leases were lower for space previously rented by Net Data Centers at your ACC4, ACC5 and VA3 facilities. Please tell how this trend of reduced base rents impacted your impairment analysis for each of the facilities, if at all.

Mr. Jeffrey H. Foster
DuPont Fabros Technology, Inc.
DuPont Fabros Technology, L.P.
April 13, 2016
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or the undersigned at (202) 551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief
Office of Real Estate and
Commodities